September 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:	Amanda Kim, Senior Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Matthew Crispino, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	VPC Impact Acquisition Holdings
Amendment No. 4 to Registration Statement on Form S-4
Filed September 3, 2021
File No. 333-254935

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to provide the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) in its letter dated September 15, 2021 (the “Comment Letter”), with respect to the above-referenced registration statement on Form S-4, initially filed on March 31, 2021 (the “Registration Statement”), as well as update some of the Company’s disclosures. We are concurrently submitting via EDGAR this letter and Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

United States Securities and Exchange Commission

September 15, 2021

Amendment No. 4 to Form S-4

1.

We note your response to prior comment 6. Because Bakkt’s business will be the business of VPC Impact Acquisition Holdings following the business combination, investors voting on the business combination should have access to material information about Bakkt, including certain material contracts such as related party agreements, in order to make an informed investment decision. Accordingly, please file the Triparty Agreement as an exhibit to the registration statement.

Response:

In response to the Staff’s comment, we have filed the Triparty Agreement, including the amendments thereto, as Exhibit 10.12 to the Amended Registration Statement.

* * *

United States Securities and Exchange Commission

September 15, 2021

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP

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